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AMERICA’S PREMIER SECURITIES LAW FIRMTM

March 29, 2021

Ms. Erin E. Martin, Esq.

Mr. Jonathan Burr, Esq.

Division of Corporation Finance

Office of Real Estate & Construction

U.S. SECURITIES AND EXCHANGE COMMISION

100 F Street NE, Washington, DC 20549 USA

Re:	Mission First Capital LLC
Amendment No. 1 to
Offering Statement on Form 1-A
Filed February 16, 2021
File No. 024-11396

Dear Ms. Martin and Mr. Burr:

We are counsel to Mission First Capital LLC, a Delaware limited liability company (the “Company”) and have prepared this letter on behalf of the Company to address each of the comments set forth in the staff’s comment letter dated March 3, 2021.

The Company has revised the Offering Circular on Form 1-A (File No. 024-11396) (the “Offering Circular”) in response to the aforementioned comment letter and is filing Amendment No. 2 to the Offering Circular (“Amendment No. 2”) concurrently with this letter.

Set forth below are the staff’s comments (in bold) and the Company’s respective responses:

Amendment No. 1 to Offering Statement on Form1-A filed February 16, 2021

General

1.	We note your response to comment 4 and that you are offering an aggregate of 1,000,000 membership interests depending upon the holding period selected by each investor. Please revise your offering circular to indicate the amount of each class being offered. Refer to Item 501(b)(2) of Regulation S-K.

Mangum & Associates PC

SEC Response LetterRe: Mission First Capital LLC

March 29, 2021

The Company has revised the offering circular to state that a maximum of 1,000,000 of each class is being offered but in no event more than an aggregate of 1,000,000 of both classes of interests combined. That is, a sale of a Class L Interest reduces the number of available Class G Interests by one, and vice versa.

2.	Please have your principal accounting officer sign the offering statement or clarify, if true, that the chief financial officer also serves in such capacity. Refer to Instruction 1 to Instructions to Signatures of Form 1-A.

The Chief Financial Officer is the principal accounting officer and such has been noted on the signature pages of Part III.

3.	We note your response to comment 5 and that if you engage a broker-dealer you will file a post-qualification amendment. Please tell us how you intend to comply with Exchange Act Rules 15c2-4 and 10b-9.

Regarding Rules 10b-9 and 15c2-4, the Company has engaged Rialto Markets LLC as its FINRA-registered broker-dealer of record. Accordingly, the Company has established December 31, 2021, as the date certain by which the minimum must be achieved (the “Target Date”) and in discussions to establish an escrow account with Radius Bank. Copies of the Broker-Dealer Agreement and the Escrow Agreement, once finalized, will be filed as Exhibits to the Form 1-A. All sale proceeds will be deposited into escrow until the minimum has been achieved, and the broker-dealer and the Company will refund all proceeds if the minimum is not achieved by the Target Date. Additionally, the Company will not amend any material terms of the offering (such as an extension of the Target Date, the offering price, the minimum purchase required by investors, the amount of proceeds necessary to release the funds from escrow or the application of the proceeds) until the minimum has been achieved, or if amended will send a reconfirmation offer to all investors and require all investors to execute new subscription agreements with respect to the new terms of the offering. Any investor who fails to respond or does not execute new subscription agreement will be refunded. The agreement with the broker-dealer will require the broker-dealer to return the proceeds to investors accordingly.

Withdrawal and Redemption Policy, page 52

4.	We note that there is a mandatory redemption provision attached to each class of Membership Interests. Please revise your offering circular to disclose the material terms of the mandatory redemption provision. In this regard, please update your disclosure regarding the redemption program. For example only, the risk factor on page 12 states that no one is allowed to redeem their interests for the first 12 months; however, Section 4.2 of your operating agreement states that no member may withdraw within the first 36 months.

The Company has revised the offering circular to disclose the material terms of the mandatory redemption provision and has updated the disclosure regarding the redemption program. The Company has revised and supplemented the risk factors regarding the redemption program.

Mangum & Associates PC

SEC Response Letter Re: Mission First Capital LLC

March 29, 2021

* * * * *

If you have further questions regarding the Company or the above-referenced responses please contact the undersigned at either (801) 787-9072 or via email at darin@mangumlaw.net. Thank you.

Very truly yours,

MANGUM & ASSOCIATES PC A Professional Corporation

/s/ Darin H. Mangum
Darin H. Mangum
Attorney at Law

DHM/mn

Enclosure: Amendment No. 2 to Form 1-A

cc:	Philip A. Capron, Chief Executive Officer Mission First Capital LLC